NO ACT

PE
1-22-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE





10010782

March 18, 2010

Ernest S. DeLaney III
Moore & Van Allen PLLC
Suite 4700
100 North Tryon Street
Charlotte, NC 28202-4003

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-18-10

Re: Lowe's Companies, Inc.
Incoming letter dated January 22, 2010

Dear Mr. DeLaney:

This is in response to your letter dated January 22, 2010 concerning the shareholder proposal submitted to Lowe's by People for the Ethical Treatment of Animals. We also have received a letter from the proponent dated February 4, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Susan L. Hall
Counsel
People for the Ethical Treatment of Animals
501 Front St.
Norfolk, VA 23510

March 18, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Lowe's Companies, Inc.
Incoming letter dated January 22, 2010

The proposal encourages Lowe's to label all glue traps sold in its stores with a warning.

There appears to be some basis for your view that Lowe's may exclude the proposal under rule 14a-8(i)(7), as relating to the company's ordinary business operations. In this regard, we note that the proposal relates to the manner in which Lowe's sells particular products. Proposals concerning the sale of particular products are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if Lowe's omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Lowe's relies.

Sincerely,

Julie F. Rizzo
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



PeTA
PEOPLE FOR THE ETHICAL
TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
Tel. 757-622-PETA
Fax 757-622-0457
PETA.org
info@peta.org

February 4, 2010

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F St. N.E.
Washington, DC 20549

Via e-mail: shareholderproposals@sec.gov

Re: Shareholder Proposal of People for the Ethical Treatment of Animals "PETA") for Inclusion in the 2010 Proxy Statement of Lowe's, Inc.

Ladies and Gentlemen:

This letter is filed in response to a letter dated January 22, 2010, submitted to the Staff by Lowe's Companies, Inc. ("Lowe's" or "the Company"). The Company seeks to exclude PETA's shareholder proposal relating to warnings on glue traps. Lowe's bases its position on Rules 14a-8(i)(6) and (7), asserting that the Company is without authority to implement the proposal and that it relates to ordinary business operations.

The resolution at issue reads as follows:

> RESOLVED, that shareholders encourage Lowe's Companies to label all glue traps sold in its stores with a warning stating that consumers may find animals stuck in the traps alive and struggling and of the further danger that these traps pose to companion animals, wildlife, and human health.

For the reasons that follow, PETA respectfully disagrees with the Company and urges the Staff not to concur with Lowe's position.

A. The Company Can Easily Implement the Proposal, and Rule 14a-8(i)(6) Is Not an Available Basis for Omitting It.

Lowe's asserts that since it does not manufacture glue traps, it cannot post warning labels on them. The Company avers that "labeling of those products is exclusively within the control, and is the sole responsibility, of the independent vendor." (No-action letter, p. 2.)

First, there is no evidence that Lowe's cannot label glue traps with relevant warnings. None. The Federal Trade Commission's letter of September 17, 2009, attached to Lowe's no-action letter as Exhibit B, is wholly irrelevant to

AN INTERNATIONAL
ORGANIZATION DEDICATED
TO PROTECTING
THE RIGHTS OF ALL ANIMALS

the proposal under consideration in all but one particular. The FTC was investigating allegations of false advertising by a glue-trap manufacturer that had labeled the traps as containing "eugenol, a natural anesthetic," thereby promoting the false impression that the animals ensnared were humanely killed. As an apparent consequence of the FTC's investigation, the glue-trap manufacturer, Motomco Ltd., removed the misleading labeling. As the FTC described it, the company removed all terms from the labeling and promotional materials that "would expressly or by implication make claims about the product's humaneness based on the purported anesthetic properties of eugenol."

The one particular in which the FTC's letter ***is*** relevant is that it demonstrates that the manufacturer itself is fully aware of the cruelty of its products and made a conscious effort to disguise it through false and misleading labeling.

Moreover, the Company's definition of "labeling" is far too narrow to constitute a credible argument. Lowe's is capable of posting a general warning in the vicinity of the glue-trap display, informing potential purchasers about the cruelty of the device to all creatures caught, the potential for nontarget pets and wildlife to become ensnared, and the risks to human health, as determined by the Centers for Disease Control and Prevention. *See, e.g., Exxon Mobil Corp.* (avail. Mar. 12, 2007)(resolution requested that warnings be posted at the pump concerning the carbon dioxide emissions produced by the fuel.)

B. The Proposal Implicates Important Social and Public Policy Concerns and Is Not Excludable Under Rule 14a-8(i)(7) as Ordinary Business.

Lowe's argues that the proposal involves the conduct of its "ordinary business operations" and seeks to "micro-manage" the company and intrude upon matters "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." (No-action letter, p. 3.) PETA respectfully disagrees.

1. The proposal does not seek to compel the Company to do anything. Rather, it is crafted so that "shareholders encourage Lowe's Companies to label all glue traps sold in its stores ...." The emphasis here is on the word "encourage." Shareholders should be given an opportunity to vote on this resolution so that the Board can ascertain the level of support for it.

The Staff positions cited in Lowe's no-action letter on pages 4 and 5 relating to warning labels for carbon dioxide emissions (*Exxon Mobil Corp.*, avail. Mar. 12, 2007), genetically engineered food ingredients (*PepsiCo, Inc.*, avail. Mar. 2, 2007), and tobacco products (*R.J. Reynolds Tobacco Holdings, Inc.*, avail. Mar. 7, 2002) implicate policy issues similar to the resolution under review. In each of those cases, the underlying health and safety concerns were deemed sufficient to trump the ordinary business exception because health and safety issues implicate important social and public policy interests. The same can be said of PETA's resolution, which implicates important ethical concerns about animal welfare and safety concerns for human health. As described in PETA's resolution, the Centers for Disease Control and Prevention have published warnings about the potential risk to human health emanating from these devices.

2. The proposal involves broad and significant social and public policy considerations. Many large chains have acquiesced to public pressure and ceased selling glue traps altogether because they are recognized as both cruel to the target animals and indiscriminate in the selection of victims. It is a fact that these devices trap, immobilize, and kill kittens, gerbils, hamsters, guinea pigs, and other small "nontarget" companion animals. They also ensnare and kill nontarget wildlife such as birds. No less than four nationwide chains—namely, Walgreens, CVS, Rite Aid, and Safeway—have banned the sale of these appalling contraptions for precisely these reasons. That the Board is merely being "encouraged" to give customers adequate warnings about glue traps is but a small step in the right direction.

3. The public policy behind labeling glue traps supersedes the ordinary business rule because it implicates issues that are, and continue to be, the subject of public debate and controversy. As proof, the companies mentioned above would not have ceased selling glue traps were it not for the fact that they recognized the traps' inherent cruelty and yielded to public pressure to end such sales.

Further evidence that this issue is of significant public concern are the numerous news articles about glue traps that regularly appear in major media publications. Some examples include the following:

- A December 24, 2008, article in the *Weekly Times* (Australia) titled "Glue Traps Come Unstuck in Welfare Regs" reported that a regulatory impact statement from the Victoria government determined "a scientific review of glue traps found they were one of the most inhumane methods of rodent control."
- In a June 28, 2007, article titled "Mice Torture Trap Sprung," RSPCA Chief Maria Mercurio told the *Herald Sun*, "An animal stuck on a glue trap struggles to free itself, ripping off its skin and leaving it to slowly die of starvation, thirst or predation by another animal."
- A January 10, 2006, *Chicago Tribune* article titled "Be Kind to Your Mice" lists "the top five reasons to be humane to any mouse in your house." Number five states, "Glue is for crafts, not creatures. Gruesome glue traps cause animals to slowly starve or suffocate to death. Many mice become so desperate that they chew off their own limbs trying to free themselves."
- A January 15, 2006, article in *The Philadelphia Inquirer* titled "Getting Rid of Rodents Intruding in Your Home" stated, "But others consider [glue traps] barbaric because the trapped rodents struggle and die slowly. More and more people are using traps that capture mice alive, which is the method the Humane Society of the United States recommends."
- A March 2, 2006, Associated Press Financial Wire article titled "Investors Still Seek a Better Mousetrap" stated, "There is little agreement on the best way to kill a mouse. Some people recoil at the thought of snap traps, which often work like tiny guillotines. Others are horrified by glue traps, which kill their prey slowly by starvation or suffocation."
- A November 6, 2006, article in *The Philadelphia Inquirer* titled "House vs. Mouse: The Latest Ideas in Humanely Showing Our Disease-Ridden Fall Visitors the Door" clearly noted that humane rodent control is a public issue: "Mice love us. We give them warmth. We give them food. We give them shelter. They have followed humans around the planet for so long that naturalists can't even agree on where they started. They can be found in every human settlement of any size and, in this country, in 21 million homes. Now, people are starting to

love them back. Sort of. We're trying to figure out how to get rid of them—even kill them—without hurting them."

4. The Company's continued sale of these products and the inherent risk to the corporate image and the likelihood of reputation damage involve shareholders' economic interests. More and more large- and small-scale businesses are ending the sale of these products because they *are* so cruel and inhumane. Lowe's commitment to selling these products, despite the trend to the contrary, highlights the Company's disregard for the significant animal welfare issues involved. The least that Lowe's can do is post warnings about glue traps so that consumers are aware of their sweep and consequences.

The Staff has repeatedly found that proposals "focusing on sufficiently significant social policy issues ... generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." (Exchange Act Release No. 34-40018, May 21, 1998). Similarly, the Staff has refused to uphold the ordinary business operations exclusion when the proposal falls within a range of issues with "significant policy, economic or other implications." (Exchange Act Release No. 34-12999, Nov. 22, 1976).

Conclusion

The Company's position that the resolution is excludable under Rules 14a-8(i)(6) and (7) is insupportable. The proposal is easily implemented by posting a general warning in the area where the devices are sold. Additionally, the proposal embraces a significant social and public policy issue that supersedes the ordinary business exception. For the foregoing reasons, we respectfully request that the Staff advise the Company that it will take enforcement action for failure to include the Proposal in the 2010 proxy materials. Please feel free to contact me if you have any questions or require further information. I can be reached directly at shall@fairchild.com or 202-641-0999.

Very truly yours,



Susan L. Hall
Counsel

SLH/pc

cc: Ernest S. DeLaney III (via e-mail: MikeDeLaney@mvalaw.com)

Moore&VanAllen

Moore & Van Allen PLLC
Attorneys at Law

Suite 4700
100 North Tryon Street
Charlotte, NC 28202-4003

T 704 331 1000
F 704 331 1159
www.mvalaw.com

January 22, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Lowe's Companies, Inc.
Exclusion of Shareholder Proposal Relating to Glue Trap Warning Label

Dear Ladies and Gentlemen:

Lowe's Companies, Inc. (the "Company") hereby requests that the staff of the Division of Corporation Finance advise the Company that it will not recommend any enforcement action to the U.S. Securities and Exchange Commission (the "Commission") if the Company excludes the shareholder proposal described below (the "Proposal") from its proxy materials for its upcoming annual shareholders meeting. The Proposal was submitted to the Company by People for the Ethical Treatment of Animals (PETA) (the "Proponent"). As described more fully below, the Proposal is excludable pursuant to:

1. Rule 14a-8(i)(6) because the Company would lack the power or authority to implement it; and
2. Rule 14a-8(i)(7) because the Proposal relates to ordinary business matters.

A copy of this letter has been provided to the Proponent and emailed to shareholderproposals@sec.gov in compliance with the instructions found on the Commission's website and in lieu of our providing six additional copies of this letter pursuant to Rule 14a-8(j)(2).

The Proposal

The Proposal calls for the adoption by the Company's shareholders of the following resolution:

> **RESOLVED,** that shareholders encourage Lowe's Companies to label all glue traps sold in its stores with a warning stating that consumers may find animals stuck in the traps alive and struggling and of the further danger that these traps pose to companion animals, wildlife, and human health.

A copy of the complete Proposal, including the supporting statement, is attached hereto as Exhibit A.

Research Triangle, NC
Charleston, SC

Discussion

Rule 14a-8 generally requires an issuer to include in its proxy materials proposals submitted by shareholders that meet prescribed eligibility requirements and procedures. Rule 14a-8 also provides that an issuer may exclude shareholder proposals that fail to comply with applicable eligibility and procedural requirements or that fall within one or more of the thirteen substantive reasons for exclusion set forth in Rule 14a-8(i).

Rule 14a-8(i)(6) permits an issuer to exclude a shareholder proposal if the company would lack the power or authority to implement the proposal. The Proposal requests that the Company include a warning label on all glue trap products sold in its stores. The Proposal is excludable under Rule 14a-8(i)(6) because the Company purchases all of the glue trap products sold in the Company's stores from an independent supplier and, thus, the Company does not have the power or authority to modify the labeling or packaging for these products to include the requested warning statement.

Rule 14a-8(i)(7) permits an issuer to exclude a shareholder proposal if it relates to the company's ordinary business operations. The Proposal is excludable under Rule 14a-8(i)(7) because it deals with matters that fall into the category of ordinary course, namely product selection and labeling, relationships with suppliers, and compliance with laws and regulations.

The Proposal is excludable because the Company lacks the power or authority to implement it.

Rule 14a-8(i)(6) permits a company to exclude a proposal "if the company would lack the power or authority to implement the proposal." The Proposal requests that the Company label all glue trap products sold in its stores with a statement warning that "consumers may find animals stuck in the traps alive and struggling and of the further danger that these traps pose to companion animals, wildlife, and human health."

The Company does not manufacture, directly or indirectly, or sell any Lowe's private label glue trap products in its retail stores. Instead, the Company purchases all glue trap products it sells from a single independent vendor that manufactures, labels and sells the same glue trap products to many other retailers under that vendor's own brand name. The labeling of those products is exclusively within the control, and is the sole responsibility, of the independent vendor. The Proponent has indeed recognized that the vendor has this responsibility and control by filing a complaint with the U.S. Federal Trade Commission ("FTC") in August 2008 against the manufacturer concerning the labeling of these products. A copy of a letter dated September 17, 2009 advising that the FTC staff had determined not to recommend enforcement action against the manufacturer is attached hereto as Exhibit B. In that letter the staff of the FTC states it "recognizes the importance of safe, effective, and affordable means of rodent control," citing a statement from the U.S. Environmental Protection Agency's website that includes glue traps among the non-chemical devices recognized as useful in treating rodent infestations.

Accordingly, as the Proponent recognizes, the Company does not have the power or authority to require the independent supplier to modify the labeling on these products to include the warning statement requested in the Proposal. Therefore, the Proposal is properly excludable under Rule 14a-8(i)(6) because it is beyond the Company's power to implement.

The Proposal is excludable because it deals with matters relating to the Company's ordinary business operations.

If the Commission's staff does not concur with the Company's position that the Proposal is excludable under Rule 14a-8(i)(6), the Company believes that the Proposal may also be excluded pursuant to Rule 14a-8(i)(7) as relating to the Company's ordinary business operations. The policy behind Rule 14a-8(i)(7) is to "confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Release No. 34-40018 (May 21, 1998) (the "1998 Release").

In the 1998 Release, the Commission indicated that the two central considerations in applying the ordinary business operations exclusion are the subject matter of the proposal and whether the proposal seeks to "micro-manage" the Company. The Commission considers certain tasks to be "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." In addition, a proposal seeks to "micro-manage" operations when it probes "too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Release No. 34-40018. The Company believes that the Proposal is properly excludable under Rule 14a-8(i)(7) because it deals with matters relating to the Company's: (i) selection and labeling of products; (ii) relationships with suppliers and (iii) compliance with laws and regulations.

I. The Proposal involves the Company's decisions regarding the selection and labeling of products.

In seeking to require the Company to include a warning label on the packaging for the glue trap products manufactured by an independent vendor and sold in its stores, the Proposal implicates both of the two central considerations of the ordinary business exclusion. First, decisions regarding the appropriate labeling and packaging of the products sold in the Company's stores involve exactly the type of day-to-day operational oversight of a company's business the ordinary business exclusion in Rule 14a-8(i)(7) was meant to address. The Company is the world's second-largest home improvement retailer, selling tens of thousands of different products to approximately 14 million customers a week at more than 1,700 retail stores located in the United States and Canada. Decisions concerning the type and amount of information to provide in packaging on the products sold in the Company's stores, the majority of which the Company purchases from independent vendors, are inherently based on complex legal, business, scientific, cultural, internal and external considerations that are outside the knowledge and expertise of shareholders. The ability to make such decisions, or to put the responsibility for making them on the Company's independent vendors and regulatory authorities charged with consumer safety and protection, is fundamental to management's ability to control the day-to-day operations of the Company and, as such, is not appropriately transferred to the Company's shareholders. Furthermore, this function is delegated to the Company's management by the laws of the State of North Carolina, the Company's state of incorporation, and is not appropriately delegated to, or micro-managed by, the Company's shareholders. *See* Section 55-8-01 of the North Carolina Business Corporation Act ("All corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed by or under the direction of, its board of directors ...").

On a number of occasions, the Commission's staff has agreed with this analysis and taken the position that management's decisions regarding the selection and labeling of products are part of a company's ordinary business operations and thus may be excluded under Rule 14a-8(i)(7). For example, in *H.J. Heinz Company* (avail. Jun. 14, 1991), the Commission's staff concurred that a shareholder proposal requesting that Heinz refrain from labeling products with characters, signs or symbols of any specific race, religion, or culture dealt with a matter of ordinary business operations and therefore could be excluded from the company's proxy materials pursuant to the predecessor to Rule 14a-8(i)(7). In issuing its decision, the Commission's staff expressly noted Heinz's position that "management's decisions concerning the company's product names and labels relate to the conduct of ordinary business operations." *See also, e.g., The Coca Cola Company* (avail. Jan. 22, 2007) (proposal requesting that Coca-Cola stop "caffeinating" its root beer and other beverages that were previously caffeine free and adopt specific requirements relating to labeling caffeinated beverages excludable as relating to the company's ordinary business operations); *McDonald's Corporation* (avail. Mar. 9, 1990) (proposal to require the introduction of a vegetarian entrée excludable as relating to the company's ordinary business operations) and *Walt Disney Productions* (avail. Nov. 19, 1984) (proposal to cease production of feature films under a certain label and to withdraw a particular film from distribution market excludable as relating to the company's ordinary business operations).

The Commission's staff has also consistently recognized that proposals requesting reports by retailers on the safety of particular products manufactured by others but sold by them are excludable as relating to a company's ordinary business operations. For instance, in *Wal-Mart Stores, Inc.* (avail. Mar. 11, 2008), the Commission's staff concurred that a shareholder proposal requesting that Wal-Mart's board of directors publish a report to shareholders on the company's policies on nanomaterial product safety dealt with a matter of ordinary business operations (i.e., the sale of particular products) and therefore could be excluded from Wal-Mart's proxy materials pursuant to Rule 14a-8(i)(7). In its no-action letter request, Wal-Mart argued that the proposal was excludable because the requested report was an attempt by the proponent to "micro-manage" the company's retail business practices: "By having the [c]ompany summarize any new initiatives or actions management is taking regarding products that may include nanomaterials, the [p]roponent seeks to have the shareholders involved in managing how the [c]ompany selects and assesses the safety of the products it sells," which are matters that are part of the company's day-to-day, ordinary business operations. *See also The Home Depot, Inc.* (avail. Jan. 25, 2008) (proposal requesting the board publish a report on the company's policies on product safety); *Family Dollar Stores, Inc.* (avail. Nov. 6, 2007) (proposal requesting the board publish a report evaluating the company's policies and procedures for systematically minimizing customers' exposure to toxic substances and hazardous components in its marketed products); and *Walgreen Co.* (avail. Oct. 13, 2006) (proposal requesting the board publish a report characterizing the extent to which the company's private label cosmetics and personal care product lines contain carcinogens, mutagens and reproductive toxicants and describing the company's options for using safer alternatives). Likewise, the Proposal involves a request to provide information relating to the purported safety of products sold in the Company's stores. In this instance, the Proponent would have the Company provide the requested information about product safety to customers directly on the packaging for the product instead of in a published report. But that even more burdensome approach to the same goal should not change the Commission's staff's position that such proposals are excludable as relating to a company's ordinary business operations.

The Company is aware that the Commission's staff has previously denied no-action requests for shareholder proposals requesting that a company label products it produces with certain information related to purported health or safety concerns. *See, e.g., Exxon Mobil Corp.* (avail. Mar. 12, 2007) (proposal requesting that the company provide information at the pump regarding the carbon dioxide emissions generated by the fuel sold); *PepsiCo, Inc.* (avail. Mar. 2, 2007) (proposal requesting that the board adopt a policy to identify and label all food products manufactured or sold by the company under its brand names or private labels that may contain genetically engineered ingredients); *The Kroger Co.* (avail. Apr. 12, 2002) (same); and *R.J. Reynolds Tobacco Holdings, Inc.* (avail. Mar. 7, 2002) (proposal requesting that the company include additional information in the packaging of tobacco products).

The Company believes that these decisions are clearly distinguishable from the Proposal. Each of these no-action letter requests involved situations where the purported health or safety concern involved significant environmental (i.e., greenhouse gas emissions) or widely-recognized and debated human health risks (i.e., food safety and cigarette smoking). In contrast, the health or safety concern the Proposal principally focuses on is the alleged inhumane killing of animals by a product that provides a safe, alternative form of animal control for rats, mice and other potentially dangerous rodents. In fact, in 2008, the Commission's staff concurred with the Company's position that the sale and use of glue traps does not raise a significant policy issue by allowing the Company to exclude under Rule 14a-8(i)(7) a proposal asking the Company to stop selling these same products in its stores. *See Lowe's Companies, Inc.* (avail. Feb. 1, 2008). The staff of the Commission included in note 5 to the recently-issued Staff Legal Bulletin No. 14E a citation to this Lowe's Companies, Inc. precedent as support for the following statements included in the Bulletin:

> Conversely, in those cases in which a proposal's underlying subject matter involves an ordinary business matter to the company, the proposal generally will be excludable under Rule 14a-8(i)(7). In determining whether the subject matter raises significant policy issues and has a sufficient nexus to the company, as described above, we will apply the same standards that we apply to other types of proposals under Rule 14a-8(i)(7).

The proposal submitted for inclusion in the Company's 2008 proxy materials contained essentially the same justification as is contained in the Proposal, i.e., that these products are "cruel and inhumane to the target animals and pose a danger to companion animals and wildlife." The fact that the Proponent has added to the Proposal the words "and human health" is supported only by a single statement excerpted from a bullet point list of precautions to take "Inside the Home" that is included in a Fact Sheet for Rodent Control after a Disaster published by the Centers for Disease Control and Prevention (the "CDC"). What this excerpt obscures, however, is that the central theme of the CDC document is that effective rodent control after a disaster is important to human health and safety.

II. The Proposal involves the Company's relationships with its suppliers.

As noted above in the discussion of the basis for exclusion under Rule 14a-8(i)(6), the Company does not manufacture, directly or indirectly, or sell any Lowe's private label glue trap products in its stores. Consequently, in order to comply with the Proposal, the Company would have to require its independent supplier of glue trap products to include the requested information on the packaging of these products. Thus, the Proposal relates directly to the Company's relationships with its suppliers and, as such, deals with matters relating to the Company's ordinary business operations and should be excluded under Rule 14a-8(i)(7).

Both the Commission and the Commission's staff have taken the position that proposals relating to a company's relationships with suppliers are excludable because they address matters of ordinary business operations. In the 1998 Release, the Commission specifically cited "retention of suppliers" as an example of a task that is "so fundamental to management's ability to run a company on a day-to-day basis" that it cannot, "as a practical matter, be subject to direct shareholder oversight." In addition, the Proposal seeks to "micro-manage" the Company by probing too deeply into matters of a complex nature. Relationships with suppliers are among the most complex aspects of the Company's business. The dynamics of the Company's relationships with its suppliers are complicated and involve the balancing of a broad spectrum of factors, none of which can readily be isolated from other factors. This level of complexity takes the relationship with suppliers beyond a level that can be submitted to decision-making by shareholders, making these relationships an inappropriate subject matter to be addressed at an annual shareholders meeting.

On a number of occasions, the Commission's staff has concurred with this analysis and permitted the exclusion of proposals addressing decisions relating to supplier relationships. *See, e.g., Dean Foods Company* (avail. Mar. 9, 2007) (proposal requesting that an independent committee of Dean Foods' board review the company's policies and procedures for its organic dairy products and report to shareholders on the adequacy of the policies and procedures to protect the company's brands and reputation and address consumer and media criticism excludable as relating to Dean Foods' ordinary business operations (i.e., decisions relating to supplier relationships)); *Seaboard Corporation* (avail. Mar. 3, 2003) (proposal requesting a review of and a report on Seaboard's policies regarding the use of antibiotics in its hog production facilities and those of its suppliers excludable as relating to ordinary business operations); and *Hormel Foods Corporation* (avail. Nov. 19, 2002) (proposal requesting a review of and report on Hormel Foods' standards for the use of antibiotics by its meat suppliers excludable as relating to ordinary business operations). Similarly, the Commission's staff has permitted the exclusion of proposals requesting information on a company's practices relating to the selection of suppliers. In *Wal-Mart Stores, Inc.* (avail. Apr. 10, 1992), for example, the Commission's staff concurred in the exclusion of a proposal requesting a report on Wal-Mart's efforts to purchase goods and services from minority and female-owned businesses as relating to ordinary business operations. In doing so, the Commission's staff noted that the proposal involved "a request for detailed information on ... [the company's] relationship with suppliers and other businesses."

III. The Proposal involves the Company's compliance with laws and regulations.

Finally, the Proposal may be excluded as ordinary business under Rule 14a-8(i)(7) because it relates to the Company's compliance with applicable law. The products sold in the Company's stores are subject to extensive labeling and product safety regulation by various regulatory agencies. Accordingly, the Proposal, which seeks to require the Company to impose on its independent vendor a labeling disclosure requirement above and beyond that currently required by law for packaging of a particular product, deals with the day-to-day business operations of the Company as it relates to legal and regulatory compliance.

As noted above, in August 2008, the Proponent acknowledged that the labeling of these glue trap products is a legal compliance issue by filing a complaint against their manufacturer with the FTC. In its response letter attached as Exhibit B, the staff of the FTC even took note of recent changes made to the glue trap labeling and promotional materials as part of the basis for the staff's determination not to recommend any enforcement action against the manufacturer.

Examples of the Commission's long-standing position to allow exclusion of proposals relating to legal and regulatory compliance issues as ordinary business operations follow: *Verizon Communications Inc.* (avail. Jan. 7, 2008) (proposal requiring board to adopt policies to ensure Verizon and/or its contractors do not engage in illegal trespass actions and prepare a report to shareholders describing Verizon's policies for preventing and handling illegal trespassing incidents); *The AES Corporation* (avail. Jan. 9, 2007) (proposal seeking creation of board oversight committee to monitor compliance with applicable laws, rules and regulations of federal, state and local governments); *H&R Block Inc.* (avail. Aug. 1, 2006) (proposal seeking implementation of legal compliance program with respect to lending policies); *ConocoPhillips* (avail. Feb. 23, 2006) (proposal requesting board report on the policies and procedures adopted to reduce or eliminate the recurrence of certain violations and investigations); *Sprint Nextel Corporation* (avail. Feb. 15, 2006) (proposal requesting board prepare a report evaluating the company's compliance with federal proxy rules); *Monsanto Corp.* (avail. Nov. 3, 2005) (proposal seeking establishment of board oversight committee for compliance with code of ethics and applicable federal, state and local rules and regulations); and *Citicorp* (avail. Jan. 9, 1998) (proposal seeking to initiate a program to monitor and report on compliance with federal law in transactions with foreign entities).

IV. The Proposal does not fit within the Commission staff's significant social policy issues exception.

As noted in Section I. above, the Company recognizes that the Commission's staff has found in some situations that proposals dealing with ordinary business matters are nevertheless not excludable if they focus on policy issues sufficiently significant to override the "ordinary business" subject matter. Release No. 34-40018. Examples of topics the Commission has from time to time considered to involve sufficiently significant policy issues include human rights issues, genetic engineering, child labor and internet censorship and monitoring by foreign governments. The Commission's staff's decisions indicate the high threshold of significance a policy issue must reach in order to override the "ordinary business" exclusion.

The Proposal's subject matter is closely aligned to others the Commission's staff has determined did not include policy issues significant enough to override the ordinary business classification. Specifically, the Commission's staff has determined in several instances that proposals relating to the sale of a particular product that also raise the issue of the alleged cruel and inhumane treatment of animals are excludable under Rule 14a-8(i)(7) as dealing with matters of ordinary business operations. *See, e.g., Lowe's Companies, Inc.* (avail. Feb. 1, 2008) (proposal requesting that the Company end the sale of glue traps in its stores); *PetSmart, Inc.* (avail. Apr. 14, 2006) (proposal prohibiting the sale of large birds in the company's stores) and *American Express Company* (avail. Jan. 25, 1990) (proposal requesting that the company discontinue all fur promotions by ceasing to distribute catalogs selling fur).

The Company is aware that the Commission's staff recently reversed the position the staff had originally taken in *Tyson Foods, Inc.* (avail. Nov. 25, 2009) allowing that company on the basis of ordinary business operations to omit a proposal that related in part to the routine use of animal feeds containing antibiotics by contract suppliers of hogs to Tyson Foods. But, the Commission's staff did so only after concluding that "[a]t this time, in view of the widespread public debate concerning antimicrobial resistance and the increasing recognition that the use of antibiotics in raising livestock raises significant policy issues, it is our view that proposals relating to the use of antibiotics in raising livestock cannot be considered matters relating to a meat producer's ordinary business operations." *Tyson Foods, Inc.* (avail. Dec. 15, 2009).

By contrast, there is no widespread public debate concerning risks to human health from the use of glue traps to control rodent infestations that can themselves, as the CDC recognized in its Fact Statement, spread disease, contaminate food and destroy property. Furthermore, there is no evidence to suggest that there is increasing recognition that the use of glue traps to control rodent infestations raises significant policy issues.

The Proponent has merely added a reference to "human health" to the same litany of animal welfare concerns included in the earlier shareholder proposal to ban the sale of glue traps in the Company's stores altogether that the Commission's staff allowed the Company to omit from the Company's proxy materials for its 2008 annual meeting. *See Lowe's Companies, Inc.* (avail. Feb. 1, 2008). By doing this, the Proponent has clearly not crossed the high threshold the Commission's staff's decisions indicate must be reached in order to override the "ordinary business" exclusion.

Conclusion

The Proposal should be excluded pursuant to Rule 14a-8(i)(6) because the Company would lack the power or authority to implement it, and pursuant to Rule 14a-8(i)(7) because the Proposal relates to ordinary business matters. We respectfully request your confirmation that the Division of Corporation Finance will not recommend any enforcement action to the Commission if the Proposal is omitted from the Company's proxy statement for the reasons stated above. Please feel free to call me at (704) 331-3519, or my colleague, Dumont Clarke, at (704) 331-1051 if you have any questions or comments.

Very truly yours,

Moore & Van Allen PLLC



Ernest S. DeLaney III

Enclosures

Exhibit A



PeTA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
757-622-PETA
757-622-0457 (FAX)
PETA.org
Info@peta.org

Shareholder Resolution Regarding Glue Trap Warning Label

RESOLVED, that shareholders encourage Lowe's Companies to label all glue traps sold in its stores with a warning stating that consumers may find animals stuck in the traps alive and struggling and of the further danger that these traps pose to companion animals, wildlife, and human health.

Supporting Statement

Glue traps sold by Lowe's Companies are among the cruelest devices used for rodent control and pose many risks about which most consumers are unaware. In addition to rats and mice, the traps often catch and harm nontarget companion animals and wildlife. Furthermore, the traps pose a danger to human health. Lowe's Company should include a warning label on all glue traps to advise consumers of these risks. Consider the following:

- Glue traps are indiscriminate devices that often catch nontarget animals such as kittens, birds, squirrels, and other small animals who may become crippled by or die in traps placed in public areas or private residences.
- Animals captured in glue traps are physically glued to the base of the trap and essentially immobilized. Death usually occurs because of starvation or dehydration—but not before days of pain and suffering.
- Some animals caught in glue traps rip patches of skin and fur from their bodies or chew off their own limbs in a desperate attempt to free themselves from the device.
- Most consumers are not prepared when the inevitable occurs and they hear the screams of animals stuck in glue traps and discover the helpless animal struggling to escape. Some try in vain to free the animal from the adhesive, but it is almost always impossible to do so. As a result, the trapped animal suffers even more pain and distress.
- The Centers for Disease Control and Prevention specifically warns against the use of these cruel devices, stating, "We do not recommend using glue traps .... These traps can scare mice that are caught live and cause them to urinate. Since their urine may contain germs, this may increase your risk of being exposed to diseases."
- A regulatory impact statement released by the Australian government concluded that glue traps should be banned "because of the enormous distress that these traps cause, even if the trapped animals are found after just a few hours and then humanely dispatched."

The sale of glue traps—and the abhorrent method by which they kill—has been the subject of public debate and controversy in recent years. As a result, many prominent retailers—including Walgreens, CVS, Rite Aid, Dollar General, and Safeway—have done the responsible thing and banned the sale of these cruel traps. If Lowe's Companies will not cease selling glue traps, it should at the very least warn consumers about the risks and dangers associated with using them.

Accordingly, we urge shareholders to support this socially and ethically responsible resolution.

DEC 1 0 2009

GMK



PeTA

PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
757-622-PETA
757-622-0457 (FAX)
PETA.org
Info@peta.org

December 9, 2009

Gaither M. Keener, Jr.
Secretary
Lowe's Companies, Inc.
1000 Lowe's Boulevard
Mooresville, North Carolina 28117

Dear Secretary:

Attached to this letter is a shareholder proposal submitted for inclusion in the proxy statement for the 2010 annual meeting. Also enclosed is a letter from People for the Ethical Treatment of Animals' (PETA) brokerage firm, Morgan Stanley Smith Barney, confirming ownership of 161 shares of Lowe's Companies, Inc. common stock, most of which was acquired at least one year ago. PETA has held at least $2,000 worth of common stock continuously for more than one year and intends to hold at least this amount through and including the date of the 2010 shareholders meeting.

Please contact the undersigned if you need any further information. If Lowe's Companies, Inc. will attempt to exclude any portion of this proposal under Rule 14a-8, please advise me within 14 days of your receipt of this proposal. I can be reached at 323-644-7382 ext. 24 or via e-mail at StephanieC@peta.org.

Sincerely,



Stephanie Corrigan, Corporate Liaison
PETA Corporate Affairs

Enclosures: 2010 Shareholder Resolution
Morgan Stanley Smith Barney letter

AN INTERNATIONAL ORGANIZATION DEDICATED TO PROTECTING THE RIGHTS OF ALL ANIMALS

MorganStanley
SmithBarney

December 9, 2009

Gaither M. Keener, Jr.
Secretary
Lowe's Companies, Inc.
1000 Lowe's Boulevard
Mooresville, North Carolina 28117

Re: Shareholder Proposal for Inclusion in the 2010 Proxy Material

Dear Secretary:

This letter serves as formal confirmation to verify that People for the Ethical Treatment of Animals is the beneficial owner of 161 shares of Lowe's Companies, Inc. common stock and that PETA has continuously held at least $2,000.00 in market value, or 1% of Lowe's Companies, Inc. for at least one year prior to and including the date of this letter.

Should you have any questions or require additional information, please contact me at (301) 765-6484.

Sincerely,



Mindy J. Mash
Sr. Reg. Associate
Morgan Stanley Smith Barney

Exhibit B



UNITED STATES OF AMERICA
FEDERAL TRADE COMMISSION
WASHINGTON, D.C. 20580

Division of Advertising Practices

September 17, 2009

VIA EMAIL AND FEDERAL EXPRESS

Mr. Gregory Everts, Esq.
Quarles & Brady LLP
33 East Main Street, Suite 900
Madison, WI 53703

Re: Motomco Ltd., File No. 082-3261

Dear Mr. Everts:

As you know, the staff of the Federal Trade Commission's Division of Advertising Practices has conducted an investigation of Motomco Ltd. and its affiliate Bell Laboratories, Inc. for possible violations of Section 5 of the Federal Trade Commission Act ("FTC Act"), 15 U.S.C. § 45. The investigation focused on the companies' labeling of TOMCAT brand rodent control glue traps as containing "eugenol, a natural anesthetic," as well as the TOMCAT website and promotional materials disseminated to retailers that made similar representations.

The investigation was in response to a complaint filed with the Commission in August 2008 by the People for the Ethical Treatment of Animals Foundation ("PETA") concerning the eugenol anesthetic claim. In the complaint, PETA asserted that Motomco's statements about eugenol "falsely implied that animals stuck in its [glue trap] product are anesthetized by eugenol and thus avoid pain . . . ." Over the past months, the Commission also has received emails and letters of complaint from thousands of individual consumers.

Upon careful review of the matter, including non-public information submitted to the staff, we have determined not to recommend enforcement action at this time. Among the factors we considered are changes made recently to the glue trap labeling and promotional materials, including the removal of the term "anesthetic" and other terms that would expressly or by implication make claims about the product's humaneness based on the purported anesthetic properties of eugenol.

The staff recognizes the importance of safe, effective, and affordable means of rodent control. To that end, the U.S. Environmental Protection Agency includes non-chemical devices (*e.g.*, glue traps, live traps, snap traps) and chemical rodenticides as methods used to treat rodent infestations.[1] Nevertheless, companies such as Motomco and Bell Laboratories should not advertise their rodent control products based on an attribute they cannot substantiate.

This action is not to be construed as a determination that a violation may not have occurred, just as the pendency of an investigation should not be construed as a determination that a violation has occurred. The Commission reserves the right to take such further action as the public interest may require.

Very truly yours,



Mary Koelbel Engle
Associate Director
Division of Advertising Practices

[1] "Controlling Rodents," on EPA website at www.epa.gov/pesticides/controlling/rodents.htm (last updated Nov. 6, 2008).